SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(AMENDMENT NO. 1)
Under the Securities Exchange Act of 1934
CHEMBIO DIAGNOSTICS INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
89268C 10 3
(CUSIP Number)
Adam Blonsky
c/o Crestview Capital Master, LLC
95 Revere Drive, Suite A
Northbrook, IL 60062
(847) 559-0060
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 19, 2007
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89268C 10 3	Page	2	of	8

1	NAMES OF REPORTING PERSONS Crestview Capital Master, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,145,310 (See Items 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

24,145,310 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,145,310 (See Items 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Based upon 60,537,534 issued and outstanding shares of Common Stock as disclosed by the Issuer to the Reporting Persons on December 20, 2007 plus 6,169,056 shares of Common Stock issuable upon exercise of the remaining Series B Warrants held by Crestview.

CUSIP No.	89268C 10 3	Page	3	of	8

1	NAMES OF REPORTING PERSONS Crestview Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,145,310 (See Items 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

24,145,310 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,145,310 (See Items 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* Based upon 60,537,534 issued and outstanding shares of Common Stock as disclosed by the Issuer to the Reporting Persons on December 20, 2007 plus 6,169,056 shares of Common Stock issuable upon exercise of the remaining Series B Warrants held by Crestview.

Cusip No. 89268C 10 3	13D/A	Page 4 of 8 Pages
This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Crestview Capital Master, LLC (“Crestview”) and Crestview Capital Partners, LLC (“Crestview Partners”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on December 7, 2007 (the “Schedule 13D”).
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended to add the following information:
All funds used for the purchases of the securities of the Company set forth on Schedule A to this Amendment No. 1 on behalf of the Reporting Persons have come directly from the assets controlled by such Reporting Persons and their affiliates, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds for such purchases reflected on Schedule A to this Amendment No. 1 was approximately $365,180.54. These amounts are in addition to the amounts previously reported.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to add the following information:
After 5 pm eastern time on December 19, 2007, Crestview consented to the amendments to the terms of the Series B Preferred Stock (as defined below), the Series C Preferred Stock (as defined below), the Series B Warrants (as defined below) and the Series C Warrants (as defined below). The material terms of the amendments are described below, and the amendments are attached hereto as Exhibit 99.13 and incorporated herein by reference. With respect to the Issuer’s amendments to the Series B and Series C Preferred Certificates of Designations, which are set forth on Exhibit 99.13, the Issuer’s counsel made technical corrections to the amendments to such certificates of designation to provide that the automatic conversion of the preferred stock would occur immediately following the effectiveness of such amended certificates filed with the State of Nevada instead of at 4:01 pm eastern time. Such technical corrections are not reflected on Exhibit 99.13. Prior to Crestview giving its consent to the amendments, the Issuer and Crestview discussed an amendment to the Issuer’s bylaws regarding the Issuer’s opt out of Nevada’s control share acquisition statute, and the Issuer confirmed to Crestview such amendment had been adopted by the Board of Directors of the Issuer and the Issuer also confirmed various other matters to Crestview, including as to having obtained all required approvals and there being no other restrictions on Crestview related to the consummation of the Transaction, including under any so-called poison pills, charter or bylaw provisions, state takeover laws or the like, all of which confirmations are set forth on Exhibit 99.14 and which are incorporated herein by reference.
Following delivery of Crestview’s consent to the Issuer, the Issuer, on December 19, 2007, consummated the transactions disclosed in the Form 8-K filed by the Issuer with the Commission on December 20, 2007 (and as previously disclosed by the Issuer in Forms 8-K filed with the Commission on October 19, 2007, December 5, 2007 and December 6, 2007) (collectively, the “Transaction”). Simultaneously with the Issuer’s consummation of the Transaction, (i) the 82.32274 shares of Series B 9% Convertible Preferred Shares of the Issuer (“Series B Preferred Stock”) held by Crestview immediately prior to the consummation of the Transaction automatically converted into 10,290,342 shares of Common Stock, (ii) the 40 shares of Series C 7% Convertible Preferred Shares of the Issuer (“Series C Preferred Stock”) held by Crestview immediately prior to the consummation of the Transaction automatically converted into 4,166,666 shares of Common Stock, (iii) Crestview exercised a portion of Common Stock Purchase Warrants held by it to purchase a total of 60,451 shares of Common Stock for an aggregate purchase price of $24,180.40 (the “Series B Warrants”), (iv) Crestview exercised all of its Common Stock Purchase Warrants held by it to purchase a total of 625,000 shares of Common Stock for an aggregate purchase price of $250,000 (the “Series C Warrants”), (v) the Issuer

Cusip No. 89268C 10 3	13D/A	Page 5 of 8 Pages
issued Crestview 442,484 shares of Common Stock as a stock dividend on the Series B Preferred Stock and (vi) the Issuer issued Crestview 139,351 shares of Common Stock as a stock dividend on the Series C Preferred Stock.
Immediately following the consummation of the Transaction, Crestview purchased 216,667 shares of Common Stock in block trade for an aggregate purchase price of $91,000.14 pursuant to the written agreement attached hereto as Exhibit 99.15. The Issuer confirmed and acknowledged it would comply with its obligations under such purchase agreement. This confirmation and acknowledgement is attached as Exhibit 99.15 and incorporated by reference herein.
The terms of the Series B Preferred Stock were amended simultaneously with the consummation of the Transaction to, among other things, (i) lower the conversion price of the Series B Preferred Stock from $0.61 to $0.40, (ii) provide for the automatic conversion of all the Series B Preferred Stock into shares of Common Stock immediately following the effectiveness of the amended Series B Preferred Certificate of Designation filed with the State of Nevada and (iii) permit the issuance of shares of Common Stock upon automatic conversion of all the Series B Preferred Stock notwithstanding the beneficial ownership limitation provision contained in the Series B Certificate of Designation.
The terms of the Series B Warrants were amended simultaneously with the consummation of the Transaction to, among other things, lower the exercise price from $0.61 to $0.40 for cash exercises and to $0.45 for cashless exercises beginning at 4:01 pm eastern time on the date the Transaction was consummated. The amendment to the Series B Warrants also provided that (i) the exercise price would be $0.45 (for cash and on a cashless basis) beginning at 10 pm eastern time on the date the Transaction was consummated through 9:59 pm eastern time on the date that is six months and twelve days following the date the Transaction was consummated (the “Outside Date”) if the holder exercised at least 10% of all of its warrants and options on the date the Transaction was consummated for cash and $0.61 if the holder did not exercise for cash at least 10% of all of its warrants and options on the date the Transaction was consummated; (ii) beginning at 10 pm eastern time on the Outside Date, the exercise price would be $0.61 for the then-remaining unexercised portion of the Series B Warrants. The amendment further provided that (1) the cashless exercise feature could be exercised at all times (instead of during the period while a registration statement covering the warrant shares was not effective), provided that the cashless feature may not be exercised by holders through the Outside Date who failed to exercise at least 10% of all of such holder’s warrants and options for cash on the date the Transaction was consummated; (2) the cashless exercise feature assumes a market price equal to the greater of (a) $0.53 and (b) the volume weighted average trading price for the 10 trading period ending on the second trading day immediately preceding the applicable date of the exercise notice; and (3) shares of Common Stock issuable upon exercise of the Series B Warrants could be issued in connection with the Transaction through the Outside Date notwithstanding the beneficial ownership limitation provision contained therein.
The terms of the Series C Preferred Stock were amended simultaneously with the consummation of the Transaction to, among other things, (i) lower the conversion price of the Series C Preferred Stock from $0.80 to $0.48, (ii) provide for the automatic conversion of all the Series C Preferred Stock into shares of Common Stock immediately following the effectiveness of the amended Series C Preferred Certificate of Designation filed with the State of Nevada and (iii) permit the issuance of shares of Common Stock upon automatic conversion of all the Series C Preferred Stock notwithstanding the beneficial ownership limitation provision contained in the Series C Certificate of Designation.
The terms of the Series C Warrants were amended simultaneously with the consummation of the Transaction to, among other things, lower the exercise price from $1.00 to $0.40 for cash exercises and to $0.45 for cashless exercises beginning at 4:01 pm eastern time on the date the Transaction was consummated. The amendment to the Series C Warrants also provided that (i) the exercise price would be $0.45 (for cash and on a cashless basis) beginning at 10 pm eastern

Cusip No. 89268C 10 3	13D/A	Page 6 of 8 Pages
time on the date the Transaction was consummated through 9:59 pm eastern time on the Outside Date if the holder exercised at least 10% of all of its warrants and options on the date the Transaction was consummated for cash and $1.00 if the holder did not exercise for cash at least 10% of all of its warrants and options on the date the Transaction was consummated; (ii) beginning at 10 pm eastern time on the Outside Date, the exercise price would be $1.00 for the then-remaining unexercised portion of the Series C Warrants. The amendment further provided that (1) the cashless exercise feature could be exercised at all times (instead of during the period while a registration statement covering the warrant shares was not effective), provided that the cashless feature may not be exercised by holders through the Outside Date who failed to exercise at least 10% of all of such holder’s warrants and options for cash on the date the Transaction was consummated; (2) the cashless exercise feature assumes a market price equal to the greater of (a) $0.53 and (b) the volume weighted average trading price for the 10 trading period ending on the second trading day immediately preceding the applicable date of the exercise notice; and (3) shares of Common Stock issuable upon exercise of the Series C Warrants could be issued in connection with the Transaction through the Outside Date notwithstanding the beneficial ownership limitation provision contained therein.
Other than as set forth herein, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
The Series B Preferred Stock, the Series C Preferred Stock, the Series B Warrants and the Series C Warrants reported in this Item 4 were acquired from the Issuer in the transactions disclosed in the Forms 8-K filed by the Issuer with the Commission on January 31, 2005 and October 5, 2006, to which reference is hereby made, pursuant to the forms of agreements attached to this Amendment No. 1 as Exhibits 99.2 through 99.11.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended to add the following information:
(a) - (b)	As of the date hereof as a result of the consummation of the Transaction, Crestview beneficially owns 24,145,310 shares of Common Stock, which includes 6,169,056 shares of Common Stock issuable upon exercise of the remaining Series B Warrants held by Crestview. The foregoing represents beneficial ownership of 36.2% of the total number of issued and outstanding shares of Common Stock and is based upon 60,537,534 issued and outstanding shares of Common Stock as disclosed by the Issuer to the Reporting Persons on December 20, 2007 plus the 6,169,056 shares of Common Stock issuable upon exercise of the remaining Series B Warrants held by Crestview. As described above, the terms of the Series B Warrants were amended simultaneously with the consummation of the Transaction to permit the issuance of shares of Common Stock upon exercise of such warrants from the date of consummation of the Transaction through the Outside Date notwithstanding the beneficial ownership limitation contained in such warrants.

Crestview Partners is the sole manager of Crestview, and as such has the power to vote and to dispose of investments beneficially owned by Crestview, including the Common Stock, and thus may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Crestview.

Currently, Messrs. Flink, Hoyt and Warsh are the managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners, including the Common Stock; however, each expressly disclaims beneficial ownership of such shares of Common Stock.

(c)	Except for the transactions described in this Amendment No. 1 and the transactions described on Schedule A

Cusip No. 89268C 10 3	13D/A	Page 7 of 8 Pages
attached hereto, there have been no transactions in the Shares since the filing of the Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended to add the following information:
The matters referred to in Item 4 of this Amendment No. 1 are hereby referenced in this Item 6. Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons previously entered into an agreement with respect to the joint filing of the Schedule 13D, and any amendment or amendments thereto. Reference is made to Items 3, 4 and 5 of this Amendment No. 1, which are incorporated by reference herein, for a description of the contracts and arrangements between Crestview and the Company and of the relationships between the Reporting Persons.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended to add the following information:

Exhibit 99.2	Form of Securities Purchase Agreement, dated as of January 26, 2005
Exhibit 99.3	Form of Registration Rights Agreement, dated as of January 26, 2005
Exhibit 99.4	Form of Warrant, dated as of January 26, 2005
Exhibit 99.5	Form of Certificate of Designation of Series B 9% Convertible Preferred Stock
Exhibit 99.6	Form of Amended and Restated Certificate of Designation of Series B 9% Convertible Preferred Stock
Exhibit 99.7	Form of Securities Purchase Agreement, dated as of September 29, 2006
Exhibit 99.8	Form of Registration Rights Agreement, dated as of September 29, 2006
Exhibit 99.9	Form of Warrant, dated as of September 29, 2006
Exhibit 99.10	Form of Certificate of Designation of Series C 7% Convertible Preferred Stock
Exhibit 99.11	Letter of Amendment, dated as of October 5, 2006
Exhibit 99.12	Form of Amended and Restated Certificate of Designation of Series C 7% Convertible Preferred Stock
Exhibit 99.13	Consent of Crestview to Amendments to Series B Preferred Stock, Series B Warrants, Series C Preferred Stock and
Series C Warrants
Exhibit 99.14	Confirmation delivered to Crestview by the Issuer on December 19, 2007
Exhibit 99.15	Confirmation and Acknowledgement delivered to Crestview by the Issuer on December 19, 2007

Cusip No. 89268C 10 3	13D/A	Page 8 of 8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 20, 2007

CRESTVIEW CAPITAL MASTER, LLC

By:	CRESTVIEW CAPITAL PARTNERS, LLC, its sole Manager

By:

/s/ Robert Hoyt

	Name:	Robert Hoyt
	Title:	Manager

CRESTVIEW CAPITAL PARTNERS, LLC

By:

/s/ Robert Hoyt

	Name:	Robert Hoyt
	Title:	Manager

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Shares which was effectuated on behalf of the Reporting Persons since the filing of the Schedule 13D.
Purchase (Sale) of Shares effected by Crestview in a block trade

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

12/19/2007	216,667	0.42	$91,000.14

(1)	Excludes all execution-related costs.
Purchase (Sale) of Shares effected by Crestview pursuant to exercises of Series B Warrants and Series C Warrants

	Number of Shares			Aggregate
Date	Purchased (Sold)		Price Per Share($)	Price($)(1)

12/19/2007	625,000	(2)	0.40	$250,000
12/19/2007	60,451	(3)	0.40	$24,180.40

(1)	Excludes all execution-related costs.

(2)	Exercise of all Series C Warrants held by Crestview

(3)	Exercise of a portion of Series B Warrants held by Crestview
Shares received by Crestview upon automatic conversion of Series B Preferred Stock and Series C Preferred Stock

	Number of Shares
	Received upon Automatic			Aggregate
Date	Conversion	Price Per Share($)		Price($)(1)

12/19/2007	10,290,342 (2)	$0.40	(3)	$4,116,137	(4)
12/19/2007	4,166,666 (5)	$0.48	(6)	$2,000,000	(7)

(1)	Excludes all execution-related costs.

(2)	Automatic conversion of 82.32274 shares of Series B Preferred Stock held by Crestview pursuant to terms of amended Series B Preferred Certificate of Designation

(3)	Conversion price of Series B Preferred Stock held by Crestview pursuant to terms of amended Series B Preferred Certificate of Designation

(4)	Stated value of Series B Preferred Stock held by Crestview

(5)	Automatic conversion of 40 shares of Series C Preferred Stock held by Crestview pursuant to terms of amended Series C Preferred Certificate of Designation

(6)	Conversion price of Series C Preferred Stock held by Crestview pursuant to terms of amended Series B Preferred Certificate of Designation

(7)	Stated value of Series C Preferred Stock held by Crestview

Shares received by Crestview upon stock dividend issued by Issuer on Series B Preferred Stock and Series C Preferred Stock

	Number of Shares
	Received Upon			Aggregate
Date	Stock Dividend	Price Per Share($)		Price($)(1)

12/19/2007	442,484 (2)	$0.40	(3)	$176,993.60	(4)
12/19/2007	139,351 (5)	$0.48	(6)	$66,888.48	(7)

(1)	Excludes all execution-related costs.

(2)	Issuance of stock dividend on Series B Preferred Stock held by Crestview

(3)	Price used by the amended Series B Preferred Certificate of Designation to determine number of shares issuable as stock dividend on Series B Preferred Stock held by Crestview

(4)	Value of accrued and unpaid dividend on Series B Preferred Stock held by Crestview at time of stock dividend

(5)	Issuance of stock dividend on Series C Preferred Stock held by Crestview

(6)	Price used by the amended Series B Preferred Certificate of Designation to determine number of shares issuable as stock dividend on Series C Preferred Stock held by Crestview

(7)	Value of accrued and unpaid dividend on Series C Preferred Stock held by Crestview at time of stock dividend

EXHIBIT INDEX

Exhibit 99.2	Form of Securities Purchase Agreement, dated as of January 26, 2005
Exhibit 99.3	Form of Registration Rights Agreement, dated as of January 26, 2005
Exhibit 99.4	Form of Warrant, dated as of January 26, 2005
Exhibit 99.5	Form of Certificate of Designation of Series B 9% Convertible Preferred Stock
Exhibit 99.6	Form of Amended and Restated Certificate of Designation of Series B 9% Convertible Preferred Stock
Exhibit 99.7	Form of Securities Purchase Agreement, dated as of September 29, 2006
Exhibit 99.8	Form of Registration Rights Agreement, dated as of September 29, 2006
Exhibit 99.9	Form of Warrant, dated as of September 29, 2006
Exhibit 99.10	Form of Certificate of Designation of Series C 7% Convertible Preferred Stock
Exhibit 99.11	Letter of Amendment, dated as of October 5, 2006
Exhibit 99.12	Form of Amended and Restated Certificate of Designation of Series C 7% Convertible Preferred Stock
Exhibit 99.13	Consent of Crestview to Amendments to Series B Preferred Stock, Series B Warrants, Series C Preferred Stock and Series C Warrants
Exhibit 99.14	Confirmation delivered to Crestview by the Issuer on December 19, 2007
Exhibit 99.15	Confirmation and Acknowledgement delivered to Crestview by the Issuer on December 19, 2007